As filed with the Securities and Exchange Commission on October 29, 2018

File No. 333-183945

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

(Check Appropriate Box or Boxes)

[  ] Pre-Effective Amendment No.

[X] Post-Effective Amendment No. 1

ALPS SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

1290 Broadway, Suite 1100

Denver, CO 80203

(Address of Principal Executive Offices)

(303) 623-2577

(Area Code and Telephone Number)

Richard C. Noyes, Esq., Secretary

ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

(Name and Address of Agent for Service)

With copies to:

Peter H. Schwartz, Esquire

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, CO 80202

This post-effective amendment no. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to add Exhibit 12(a) to Part C of the Registration Statement previously filed with the Commission on July 16, 2018.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

PART C. OTHER INFORMATION

Item 15. Indemnification

As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and pursuant to Article 8 of the Registrant’s Declaration of Trust (Exhibit (a)(1) to the Registration Statement) and Section 7 of each of the Distribution Agreements (Exhibits (e)(1), (6) and (11)) to the Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust and Distribution Agreements in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretations of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

Item 16.	Exhibits
	(1)	(a)	Declaration of Trust of Registrant.(2)
		(b)	Certificate of Trust of Registrant, as filed with the State of Delaware on January 12, 2012.(2)
		(c)	Certificate of Amendment of Certificate of Trust of Registrant, as filed with the State of Delaware on May 18, 2012.(2)
	(2)		Bylaws of Registrant.(1)
	(3)		Not applicable.
	(4)	(a)	Form of Agreement and Plan of Reorganization among Registrant, on behalf of Seven Canyons World Innovators Fund, Wasatch Funds Trust, on behalf of Wasatch World Innovators Fund, and Seven Canyons Advisors, LLC.(23)

	(b)	Form of Agreement and Plan of Reorganization among Registrant, on behalf of Seven Canyons Strategic Income Fund, Wasatch Funds Trust, on behalf of Wasatch Strategic Income Fund, and Seven Canyons Advisors, LLC.(23)
	(c)	Form of Agreement and Plan of Reorganization among Registrant, on behalf of the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund, on behalf of the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund American Independence Funds Trust and Manifold Partners, LLC (25).
(5)		Provisions of instruments defining rights of security holders are contained in Articles 4 and 7 of the Declaration of Trust (incorporated herein by reference to Exhibit (a)(1) of this filing).
(6)	(a)	Investment Advisory Agreement dated December 19, 2013 between Registrant and Meritage Capital, LLC with respect to the Insignia Macro Fund.(7)
	(b)	Investment Sub-Advisory Agreement dated December 19, 2013 among Registrant, Meritage Capital, LLC and Sage Advisory Services, Ltd. Co. with respect to the Insignia Macro Fund.(7)
	(c)	Investment Advisory Agreement dated July 15, 2015 between Registrant and DDJ Capital Management, LLC with respect to the DDJ Opportunistic High Yield Fund.(15)
	(d)	Investment Advisory Agreement dated September 8, 2015 between Registrant and Clarkston Capital Partners, LLC with respect to the Clarkston Partners Fund and the Clarkston Fund.(16)
	(e)	Amendment dated April 26, 2016 to Investment Advisory Agreement dated September 8, 2015 between Registrant and Clarkston Capital Partners, LLC with respect to the Clarkston Select Fund and Clarkston Founders Fund.(18)
	(f)	Investment Advisory Agreement dated October 2, 2017 between Registrant and Investment Advisory Services, Inc. with respect to the Beacon Accelerated Return Strategy Fund and the Beacon Planned Return Strategy Fund.(20)
	(g)	Investment Advisory Agreement dated September 10, 2018 between Registrant and Investment Advisory Services, Inc. with respect to the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund.(27)
	(h)	Investment Advisory Agreement dated September 24, 2018 between Registrant and Manifold Partners, LLC with respect to the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund.(28)
	(i)	Investment Sub-Advisory Agreement dated September 24, 2018 among Registrant, Manifold Partners, LLC and Carret Asset Management, LLC with respect to the American Independence Kansas Tax-Exempt Bond Fund.(28)
	(j)	Investment Sub-Advisory Agreement dated September 24, 2018 among Registrant, Manifold Partners, LLC and Lee Capital Management, L.P. with respect to the American Independence Global Tactical Allocation Fund.(28)
(7)	(a)	Distribution Agreement dated April 16, 2018 between Registrant and ALPS Distributors, Inc. with respect to the funds listed in Appendix A.(22)

	(b)	Amendment to Distribution Agreement dated May 4, 2018 between Registrant and ALPS Distributors, Inc. with respect to the funds listed in Appendix A.(22)
	(c)	Form of Amendment No. 2 to Distribution Agreement dated [__________, 2018] between Registrant and ALPS Distributors, Inc. (24)
	(d)	Form of Broker Dealer Selling Agreement between ALPS Distributors, Inc. and Broker/Dealer.(5)
	(e)	Form of Shareholder Servicing Agreement between ALPS Distributors, Inc. and servicing firm.(5)
	(f)	Form of Fund/SERV Agreement between ALPS Distributors, Inc. and servicing firm.(5)
	(g)	Form of NETWORKING Agreement between ALPS Distributors, Inc. and servicing firm.(5)
(8)		None.
(9)	(a)	Amendment dated December 9, 2013 to Global Custody Agreement For Foreign and Domestic Securities dated November 29, 2012, as amended, between Registrant and MUFG Union Bank, National Association (f/k/a Union Bank, N.A.) with respect to the Insignia Macro Fund.(7)
	(b)	Amendment dated July 15, 2015 to Global Custody Agreement For Foreign and Domestic Securities dated November 29, 2012, as amended, between Registrant and MUFG Union Bank, National Association (f/k/a Union Bank, N.A.) with respect to the DDJ Opportunistic High Yield Fund.(15)
	(c)	Amendment dated September 8, 2015 to Global Custody Agreement For Foreign and Domestic Securities dated November 29, 2012, as amended, between Registrant and MUFG Union Bank, National Association (f/k/a Union Bank, N.A.) with respect to the Clarkston Partners Fund and the Clarkston Fund.(16)
	(d)	Amendment dated April 26, 2016 to Global Custody Agreement For Foreign and Domestic Securities dated November 29, 2012, as amended, between Registrant and MUFG Union Bank, National Association (f/k/a Union Bank, N.A.) with respect to the Clarkston Select Fund and the Clarkston Founders Fund.(18)
	(e)	Addendum dated [__________, 2018] to Global Custody Agreement For Special Assets dated November 29, 2012, as amended, between Registrant and MUFG Union Bank, National Association (f/k/a Union Bank, N.A.) (to be filed).
	(f)	Custody Agreement dated October 2, 2017 between Registrant and U.S. Bank National Association with respect to the Beacon Accelerated Return Strategy Fund and the Beacon Planned Return Strategy Fund.(20)
	(g)	Form of Custody Agreement between Registrant and State Street Bank and Trust Company with respect to the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund. (22)
	(h)	Form of Custody Agreement dated [_________________, 2018] between Registrant and INTRUST Bank N.A. with respect to the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund (25).
(10)	(a)	Distribution and Services (12b-1) Plan (Class A) – Insignia Macro Fund.(7)
	(b)	Distribution and Services (12b-1) Plan (Class II) – DDJ Opportunistic High Yield Fund.(15)

	(c)	Distribution and Services (12b-1) Plan (Class A) - Beacon Accelerated Return Strategy Fund and Beacon Planned Return Strategy Fund.(20)
	(d)	Distribution and Services (12b-1) Plan (Class A) - American Independence Global Tactical Allocation Fund and American Independence Kansas Tax-Exempt Bond Fund.(24)
	(e)	Amended and Restated Shareholder Services Plan (Class I) – DDJ Opportunistic High Yield Fund.(18)
	(f)	Amended and Restated Shareholder Services Plan (Class II) – DDJ Opportunistic High Yield Fund.(18)
	(g)	Amended and Restated Shareholder Services Plan (Institutional Class) – Clarkston Partners Fund.(18)
	(h)	Amended and Restated Shareholder Services Plan (Institutional Class) – Clarkston Fund.(18)
	(i)	Shareholder Services Plan (Institutional Class) – Clarkston Select Fund.(18)
	(j)	Shareholder Services Plan (Institutional Class) – Clarkston Founders Fund.(18)
	(k)	Shareholder Services Plan (Institutional Class) – Beacon Accelerated Return Strategy Fund and Beacon Planned Return Strategy Fund.(20)
	(l)	Shareholder Services Plan (Class A) – Beacon Accelerated Return Strategy Fund and Beacon Planned Return Strategy Fund.(20)
	(m)	Form of Shareholder Services Plan (Class A) – American Independence Global Tactical Allocation Fund and American Independence Kansas Tax-Exempt Bond Fund.(24)
	(n)	Rule 18f-3 Plan – Insignia Macro Fund.(7)
	(o)	Rule 18f-3 Plan – DDJ Opportunistic High Yield Fund.(15)
	(p)	Rule 18f-3 Plan – Clarkston Partners Fund.(16)
	(q)	Rule 18f-3 Plan - Beacon Accelerated Return Strategy Fund and Beacon Planned Return Strategy Fund.(20)
	(r)	Form of Rule 18f-3 Plan - Seven Canyons World Innovators Fund. (22)
	(s)	Form of Rule 18f-3 Plan - American Independence Global Tactical Allocation Fund and American Independence Kansas Tax-Exempt Bond Fund.(24)
(11)		Opinion of Davis Graham and Stubbs LLP, counsel to Registrant, as to legality of shares of the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund (25).
(12)	(a)	Opinion of Davis Graham & Stubbs LLP, counsel to Registrant, as to certain tax matters of the Seven Canyons Strategic Income Fund and Seven Canyons World Innovators Fund (filed herewith).
(13)	(a)	Transfer Agency and Services Agreement dated December 9, 2013 between Registrant and ALPS Fund Services, Inc. with respect to the Insignia Macro Fund.(7)
	(b)	Amendment dated January 1, 2018 to Transfer Agency and Service Agreement dated December 9, 2013 between Registrant and ALPS Fund Services, Inc. with respect to the Insignia Macro Fund.(21)

(c)	Transfer Agency and Service Agreement dated September 8, 2015 between Registrant and ALPS Fund Services, Inc. with respect to the Clarkston Partners Fund and the Clarkston Fund.(16)
(d)	Amendment dated April 26, 2016 to Transfer Agency and Service Agreement between Registrant and ALPS Fund Services, Inc. with respect to the Clarkston Select Fund and the Clarkston Founders Fund.(18)
(e)	Transfer Agency and Service Agreement dated July 15, 2015 between Registrant and ALPS Fund Services, Inc. with respect to the DDJ Opportunistic High Yield Fund.(15)
(f)	Transfer Agency and Services Agreement dated October 2, 2017 between Registrant and ALPS Fund Services, Inc. with respect to the Beacon Accelerated Return Strategy Fund and the Beacon Planned Return Strategy Fund.(20)
(g)	Form of Transfer Agency and Services Agreement between ALPS Fund Services, Inc. and ALPS Series Trust. (21)
(h)	Form of Transfer Agency and Services Agreement between Registrant and ALPS Fund Services, Inc. with respect to the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund. (22)
(i)	Form of Transfer Agency and Services Agreement between Registrant and ALPS Fund Services, Inc. with respect to the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund.(24)
(j)	Administration, Bookkeeping and Pricing Services Agreement dated December 19, 2013 between Registrant and ALPS Fund Services, Inc. with respect to the Insignia Macro Fund.(7)
(k)	Administration, Bookkeeping and Pricing Services Agreement dated July 15, 2015 between Registrant and ALPS Fund Services, Inc. with respect the DDJ Opportunistic High Yield Fund.(15)
(l)	Administration, Bookkeeping and Pricing Services Agreement dated September 8, 2015 between Registrant and ALPS Fund Services, Inc. with respect the Clarkston Partners Fund and the Clarkston Fund.(16)
(m)	Amendment dated April 26, 2016 to Administration, Bookkeeping and Pricing Services Agreement between Registrant and ALPS Fund Services, Inc. with respect the Clarkston Select Fund and the Clarkston Founders Fund.(18)
(n)	Administration, Bookkeeping and Pricing Services Agreement dated October 2, 2017 between Registrant and ALPS Fund Services, Inc. with respect to the Beacon Accelerated Return Strategy Fund and the Beacon Planned Return Strategy Fund.(20)
(o)	Form of Administration, Bookkeeping and Pricing Services Agreement between Registrant and ALPS Fund Services, Inc. with respect to the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund. (22)
(p)	Form of Administration, Bookkeeping and Pricing Services Agreement between Registrant and ALPS Fund Services, Inc. with respect to the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund.(24)
(q)	Chief Compliance Officer Services Agreement dated December 19, 2013 between Registrant and ALPS Fund Services, Inc. with respect to the Insignia Macro Fund.(7)

(r)	Amendment dated January 1, 2018 to Chief Compliance Officer Services Agreement dated December 9, 2013 between Registrant and ALPS Fund Services, Inc. with respect to the Insignia Macro Fund. (21)
(s)	Chief Compliance Officer Services Agreement dated July 15, 2015 between Registrant and ALPS Fund Services, Inc. with respect to the DDJ Opportunistic High Yield Fund.(15)
(t)	Chief Compliance Officer Services Agreement dated September 8, 2015 between Registrant and ALPS Fund Services, Inc. with respect to the Clarkston Partners Fund and the Clarkston Fund.(16)
(u)	Amendment dated April 26, 2016 to Chief Compliance Officer Services Agreement dated September 8, 2015 between Registrant and ALPS Fund Services, Inc. with respect to the Clarkston Select Fund and the Clarkston Founders Fund.(18)
(v)	Chief Compliance Officer Services Agreement dated October 2, 2017 between Registrant and ALPS Fund Services, Inc. with respect to the Beacon Accelerated Return Strategy Fund and the Beacon Planned Return Strategy Fund.(20)
(w)	Amendment dated January 4, 2018 to Chief Compliance Officer Services Agreement dated October 2, 2017 between Registrant and ALPS Fund Services, Inc. with respect to the Beacon Accelerated Return Strategy Fund and the Beacon Planned Return Strategy Fund.(21)
(x)	Form of Chief Compliance Officer Services Agreement between Registrant and ALPS Fund Services, Inc. with respect to the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund. (22)
(y)	Form of Chief Compliance Officer Services Agreement between Registrant and ALPS Fund Services, Inc. with respect to the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund.(24)
(z)	Fee Waiver Letter Agreement dated November 16, 2017 between Registrant and Meritage Capital, LLC with respect to the Insignia Macro Fund.(21)
(aa)	Fee Waiver Letter Agreement dated November 30, 2017 between Registrant and DDJ Capital Management, LLC with respect to the DDJ Opportunistic High Yield Fund.(21)
(bb)	Fee Waiver Letter Agreement dated November 30, 2017 between Registrant and Clarkston Capital Partners, LLC with respect to the Clarkston Partners Fund, the Clarkston Fund, the Clarkston Select Fund and the Clarkston Founders Fund.(21)
(cc)	Fee Waiver Letter Agreement dated October 2, 2017 between Registrant and Beacon Investment Advisory Services, Inc. with respect to the Beacon Accelerated Return Strategy Fund and the Beacon Planned Return Strategy Fund.(20)
(dd)	Form of Fee Waiver Letter Agreement between Registrant and Seven Canyons Advisors, LLC with respect to the Seven Canyons Strategic Income Fund and the Seven Canyons World Innovators Fund. (22)
(ee)	Form of Fee Waiver Letter Agreement between Registrant and Manifold Partners, LLC with respect to the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund.(24)
(ff)	Special Custody Account Agreement dated October 2, 2017 among U.S. Bank, N.A., Jefferies LLC and Registrant on behalf of the Beacon Accelerated Return Strategy Fund and the Beacon Planned Return Strategy Fund.(20)

(14)	(a)	Consent of Grant Thornton LLP with respect to the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund (26).
	(b)	Consent of Cohen & Company, Ltd., Independent Registered Public Accounting Firm to Registrant with respect to the American Independence Global Tactical Allocation Fund and the American Independence Kansas Tax-Exempt Bond Fund (26).
(15)		None.
(16)		Power of Attorney, dated June 14, 2018 (25).
(17)	(a)	Code of Ethics for Registrant, as of October 30, 2012, as amended November 14, 2016.(19)
	(b)	Code of Ethics for ALPS Holdings, Inc. and its subsidiaries and affiliates, including ALPS Distributors, Inc. and ALPS Fund Services, dated May 1, 2010, as amended July 1, 2017.(20)
	(c)	Code of Ethics for Meritage Capital, LLC, dated November 1, 2013.(7)
	(d)	Code of Ethics for Sage Advisory Services, Ltd. Co.(7)
	(e)	Code of Ethics for DDJ Capital Management, LLC, dated October 10, 2013.(15)
	(f)	Code of Ethics for Clarkston Capital Partners, LLC, dated April 29, 2013.(16)
	(g)	Code of Ethics for Beacon Investment Advisory Services, Inc.(20)
	(h)	Code of Ethics for Seven Canyons Advisors, LLC.(23)
	(i)	Code of Ethics for Manifold Partners, LLC (25).
	(j)	Code of Ethics for Carret Asset Management, LLC.(24)
	(k)	Code of Ethics for Lee Capital Management, L.P.(24)

(1)	Incorporated by reference to Registrant’s Registration Statement filed on September 17, 2012.
(2)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 filed on November 19, 2012.
(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 filed on December 19, 2012.
(4)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 4 filed on July 31, 2013.
(5)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 6 filed on September 24, 2013.
(6)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 10 filed on December 16, 2013.
(7)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 11 filed on December 19, 2013.
(8)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 16 filed on February 24, 2014.
(9)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 22 filed on June 30, 2014.
(10)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 26 filed on August 8, 2014.
(11)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 29 filed on August 29, 2014.

(12)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 32 filed on October 1, 2014.
(13)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 39 filed on January 29, 2015.
(14)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 43 filed on February 27, 2015.
(15)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 47 filed on July 15, 2015.
(16)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 49 filed on September 8, 2015.
(17)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 51 filed on January 29, 2016.
(18)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 55 filed on April 26, 2016.
(19)	Incorporated by reference to Registrant’s Post-Effective Amendment No.57 filed on January 27, 2017.
(20)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 61 filed on September 29, 2017.
(21)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 63 filed on January 29, 2018.
(22)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 66 filed on May 24, 2018.
(23)	Incorporated by reference to the Form N-14 Registration Statement filed by the Registrant on June 11, 2018.

(24) Incorporated by reference to Registrant’s Post-Effective Amendment No. 67 filed on June 13, 2018.

(25)	Incorporated by reference to the Form N-14 Registration Statement filed by the Registrant filed on June 22, 2018.
(26)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 filed on July 25, 2018.
(27)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 71 filed on September 11, 2018.
(28)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 72 filed on September 24, 2018.

Item 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to file in a post-effective amendment to this registration statement a final tax opinion promptly subsequent to the closing of the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, and State of Colorado, on October 29, 2018.

ALPS SERIES TRUST
(Registrant)

By: /s/ Jeremy O. May
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jeremy O. May	President, Trustee and Principal	October 29, 2018
Jeremy O. May	Executive Officer

/s/ Ward D. Armstrong	Trustee and Chairman	October 29, 2018
Ward D. Armstrong*

/s/ J. Wayne Hutchens	Trustee	October 29, 2018
J. Wayne Hutchens*

/s/ Patrick Seese	Trustee	October 29, 2018
Patrick Seese*

/s/ Kimberly R. Storms	Treasurer and Principal Financial	October 29, 2018
Kimberly R. Storms	Officer

*	Signature affixed by Richard C. Noyes pursuant to a Power of Attorney dated June 14, 2018.

Exhibit List

Exhibits.	Description
(12)(a)	Opinion of Davis Graham & Stubbs LLP, counsel to Registrant, as to certain tax matters of the Seven Canyons Strategic Income Fund and Seven Canyons World Innovators Fund